(Check one) ☐ Form 10-K ☐ Form 20-F ☒ Form 10-Q ☐ Form N-SAR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

For Period Ended: September 30, 2005
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I — REGISTRANT INFORMATION

DYNAMIC HEALTH PRODUCTS, INC.

Full Name of Registrant

12399 Belcher Road South, Suite 140

Address of Principal Executive Office (Street and Number)

Largo, Florida 33773

City, State and Zip Code

PART II — RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form NSAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed period.

(Attach extra Sheets if Needed)

Dynamic Health Products, Inc. (the “Company”) is in receipt of comments from the Staff of the Securities and Exchange Commission. The Company could not file its Form 10-QSB for the three and six month period ended September 30, 2005 within the prescribed time period because of the substantial additional time required to adequately address certain of these comments.

The Company is diligently working to complete the Form 10-QSB and expects to file it in its entirety on or before the fifth calendar day following the prescribed due date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Cani I. Shuman (Name)	727 (Area Code)	683-0670 (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Dynamic Health Products, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 14, 2005	By:	/s/ Mandeep K. Taneja
Mandeep K. Taneja Chief Executive Officer and President

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1.	This Form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.
2.	One signed original and four conformed copies of this Form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of the public record in the Commission files.
3.	A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.
4.	Amendments to the notification must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.
5.	Electronic Filers: This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit reports within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (ss.232.201 or ss.232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulatio S-T (ss.232.13(b) of this chapter).

ATTACHMENT A

The Company expects that results of operations for the three and six month period ended September 30, 2005 will not be comparable to results of operations for the three and six month period ended September 30, 2005 primarily due to two facts.

The Company purchased a significant subsidiary, Bob O’Leary Health Food Distributor Co., Inc. (“BOSS”), effective October 1, 2004, as reported in the Company’s Current Report on Form 8-K, dated October 1, 2004, with respect to such purchase and as a result of such purchase. Therefore, the Company’s results of operations for the three and six month period ended September 30, 2004 do not include the results of operations of BOSS. Estimated revenues for BOSS for the three and six month period ended September 30, 2005 are $9.1 million and $19.1 million, respectively. Estimated cost of goods sold for BOSS for the three and six month period ended September 30, 2005 are $8.5 million and $17.3 million, respectively.

Effective March 31, 2005, the Company purchased a significant subsidiary, Dynamic Marketing, Inc., through a wholly-owned subsidiary of the Company, as reported in the Company’s Current Report on Form 8-K, dated March 31, 2004, with respect to such purchase and as a result of such purchase. Therefore, the Company’s results of operations for the three and six month period ended September 30, 2004 do not include the results of operations of Dynamic Marketing I, Inc. (“DMI”). Estimated revenues for DMI for the three and six month period ended September 30, 2005 are $2.3 million and $5.1 million, respectively. Estimated cost of goods sold for DMI for the three and six month period ended September 30, 2005 are $1.8 million and $4.3 million, respectively.